Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	FRIDAY, JULY 12 2013

Performance Statistics

On-Time Experience

American	Thu	MTD	Target
D-0	46.6	53.6	59.1
A+14	63.6	75.2	76.4

Eagle
D-0	50.0	55.0	66.0
A+14 DOT	58.9	66.9	75.7

Every Bag Counts

American	Thu	MTD*	DOT Standard
	3.75	2.92	3.00

* DOT claims per 1000 customers

Announcements

» US Airways Shareholders Vote Today to Approve Merger Agreement

This morning, US Airways shareholders voted overwhelmingly to approve the Merger Agreement with American, representing continued progress on our path toward building the world’s leading airline. As one of the requirements for completing our merger, today’s approval marks another important milestone and demonstrates the confidence key stakeholders have in the new American, and the brighter future it will provide to our people and customers. For more information about today’s news and next steps in our merger and restructuring processes, read an article on the approval in the new Jetnet Merger space.

Customers Can Book Travel on DFW-Bogota Route Beginning Sunday

Beginning Sunday, July 14, customers will be able to book travel on our new Dallas/Fort Worth (DFW) to Bogota (BOG) route for travel beginning Nov. 21, further demonstrating our commitment to the key Latin American market. Pending government approval, the daily route will complement our existing service to Colombia through Miami (MIA), where we offer as many as 35 nonstop flights per week to Bogota, Cali and Medellin. The route will be operated with our new A319, which we begin taking delivery of this month. To find about more about all the places the new American can take you and our customers, check out the Cities Served page of aa.com/arriving.

» A Unique Opportunity to Experience the World of Aviation

Where else can you see World War II aircraft that can still fly, experience the heat from a drill with DFW Airport Fire Rescue, and work in teams to solve intriguing problems with straws and pencils? Each summer, the American Airlines C.R. Smith Museum hosts its Eagle Aviation Camp. Geared for students entering the fifth through ninth grades, the camp provides a unique opportunity to experience the world of aviation through tours and demonstrations, along with fun and educational activities. Find out more about the students’ perspectives on this year’s camp in a video in new Jetnet’s News space.

» On My Own Time Art Show Registration Extended through July 14

Registration for the On My Own Time (OMOT) Employee Art Show has been extended through Sunday, July 14, and can be completed by active employees on new Jetnet in the People space, and by our retirees on classic Jetnet under Employee Programs. This year’s show will take place Aug. 5-16 in HDQ1. All American Airlines, American Eagle, and American Airlines Federal Credit Union employees, retirees, and their spouses/domestic partners are eligible to submit artwork in various competitive categories in either professional or amateur divisions.

» Featured Deal of the Week: Dell

Buy a select PC $699.99 and above, and receive a $200 Promo eGift card for use toward an Xbox, or choose from thousands of other products on Dell.com. Find out more about the Dell discount details. Don’t forget to check out the local deal offers as well. New discounts are posted at the top of each category.

» Coming Up Across American

The Family Matters Resource Group is proud to announce the 2013 Take Our Daughters & Sons to Work Day event at HDQ1 on Friday, July 19. The deadline to register children online is Monday, July 15. Get details on this and other upcoming events on Jetnet’s Event Calendar:

Saturday, July 13

CRSM – LEGO Travel Adventure – Where Will You Go? (May 25 – Sept. 8)

Tuesday, July 16

All Locations – Healthmatters Summer Webinar Series – “Calm Waters, Relieve Stress”

HDQ – OMOT: Virtual Gallery Registration (July 16-29); Retirewise Financial Education Workshop Part 2: Creating & Protecting Your Wealth; Weight Watchers at Work

Wednesday, July 17

All Locations – Healthmatters Summer Webinar Series – “Calm Waters, Relieve Stress”

DFW – American Airlines Cycling Club of North Texas (AACCNT) Weekly Road Ride

HDQ – Flying Toasters Toastmasters Club; Retirewise Financial Education Workshop Part 2: Creating & Protecting Your Wealth

Thursday, July 18

HDQ – Flagship Speakers Toastmasters Club Meeting; The Good Yarn Club

Friday, July 19

DFW – Juma’a Prayer

HDQ – GLEAM ERG Meeting; Jeans Day for Charity; Take Our Daughters and Sons to Work Day

TULE – Weight Watchers at Work

To showcase your upcoming American-related event, select the Submit an Event link at the upper right corner of the Jetnet Event Calendar.

AMR in the News

From The Dallas Morning News

DFW Passengers Can Practice Saving a Life While Passing Time

Everybody knows that cardio-pulmonary resuscitation can save lives. Now, visitors at DFW Terminal C can learn how to do it while they’re waiting around. The American Heart Association and American Airlines Occupational Health Services have worked together to put a “hands-only CPR kiosk” near that terminal’s Gate 7, “allowing hands-on practice with an actual CPR manikin and automated watch-while-practice CPR program,” the AHA said. The kiosk walks a learner through the steps of administering CPR through chest compressions, no mouth-to-mouth required. For more information, go to heart.org/handsonlycpr.

Industry News

From Reuters

U.S. Pilots to Need More Flight Time to Qualify

BritishIn a long-awaited move, the United States will increase the flight experience required of pilots on U.S. airlines. The new rules take effect once they are published in the Federal Register. First Officers will now need Airline Transport Pilot certificates to take control of U.S. commercial airliners or cargo planes. The certificates are earned with 1,500 hours of total flight time. Previously, a co-pilot needed only a commercial certificate, requiring 250 hours. Captains would still need at least 1,500 hours of flight time but now 1,000 hours would have to be logged as a co-pilot on a commercial carrier. Previously, those hours could be earned in flight school or military training. The FAA has drawn criticism from the National Transportation Safety Board for taking years to develop the rules.

Crude Oil and Jet Fuel

Closing Fuel Prices for Thursday, July 11

Crude oil was $104.91 a barrel, down $1.61 from the previous day.

Jet fuel price was $120.72 a barrel, down $0.37.

It’s a Fact

American today took delivery of a new Boeing 737-800 aircraft featuring the Boeing Sky Interior and Main Cabin Extra. The plane is the 19th of 31 expected to be delivered this year.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. Investors and security holders of US Airways are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.